CONFIDENTIAL TREATMENT REQUESTED

BY JIVE SOFTWARE, INC.: JIVE-0001

October 5, 2011

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[CONFIDENTIAL ***]”.

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara S. Jacobs Evan Jacobson Stephen Krikorian Tamara Tangen

Re:	Jive Software, Inc. Registration Statement on Form S-1 Initially filed August 24, 2011 File No. 333-176483

Ladies and Gentlemen:

On behalf of Jive Software, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 20, 2011, relating to the Company’s Registration Statement on Form S-1 (File No. 333-176483) filed with the Commission on August 24, 2011 (the “Registration Statement”), we are concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery, copies of this letter and marked copies of Amendment No.2.

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of Amendment No. 2.

CONFIDENTIAL TREATMENT REQUESTED

BY JIVE SOFTWARE, INC.: JIVE-0001

Securities and Exchange Commission

October 5, 2011

General

1.	We will contact you separately regarding your proposed graphics.

The Company acknowledges the Staff’s comment and conversations with the Staff on September 28, 2011. As discussed, this filing does not reflect the comments that were verbally conveyed. The Company will supplementally provide revised graphics for the Staff’s review.

Outside Front Cover Page of Prospectus

2.	Please revise to disclose the post-offering percentage of common stock that will be beneficially owned by executive officers, directors, current five percent or greater stockholders and affiliated entities, if material. Please add related disclosure to your summary and expand your risk factor on page 25.

The Company has revised the disclosure on the outside front cover page of the prospectus and has also added related disclosures to the prospectus summary and the related risk factor on pages 4, 5, and 26.

Prospectus Summary

Overview, page 1

3.	Please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you. If any of the reports have been prepared specifically for this filing, such as the December 2010 survey conducted by MarketTools, Inc., file a consent from the party.

The Company is supplementally providing to the Staff under separate cover the relevant portions of the industry research reports cited in the Registration Statement. The Company has marked the industry research data as requested. The Company advised us that the industry research data from MarketTools, Inc. was prepared for the Company in 2010 for marketing and research purposes and not for purposes of the Registration Statement. In addition, none of the other industry research data cited in the Registration Statement was prepared for the Company or use in the Registration Statement.

4.	Please revise the first two sentences of the first paragraph and the first sentence of the second paragraph to indicate that the statements regarding improved business results, ease of use, and improved collaboration are your beliefs. Please make similar revisions on page 65.

The Company has revised the “Overview” section and page 69.

5.	Please revise the first full paragraphs on pages 2 and 66 to explain how your subscription revenue model provides “financial visibility and long-term operating leverage.” In addition, tell us what consideration you have given to disclosing contract backlog pursuant to Item 101(c)(1)(viii) of Regulation S-K.

The Company has revised the relevant paragraphs on pages 2 and 70.

CONFIDENTIAL TREATMENT REQUESTED

BY JIVE SOFTWARE, INC.: JIVE-0001

Securities and Exchange Commission

October 5, 2011

The Company notes that Item 101(c)(1)(viii) of Regulation S-K requires “a discussion, to the extent material to an understanding of the registrant’s business taken as a whole, of the dollar amount of backlog orders believed to be firm.”

Although the Company occasionally enters into multi-year contracts with its customers, the majority of its contracts are for one year license terms with no contractual commitment beyond the current term. Additionally, for the multi-year contracts the Company allows its customers to elect to either pay the full contract amount for the license term up front or pay the license fee amount annually. If the multi-year contract is paid up front, the amount will be included in both billings and the current or long-term portion of deferred revenue. Therefore, backlog would only represent the amounts payable under multi-year contracts beyond the first year where the customer has elected to pay for that subscription annually. As a result, because this situation only arises occasionally the Company believes that a discussion of backlog would not be material to understanding its business taken as a whole, as most of the amount of contracted revenue is already reflected as deferred revenue. In addition, the Company does not believe that contractual backlog is a meaningful indicator of future revenue given that this backlog amount would be modest. If the Company experiences significant changes in the number of multi-year customers that elect to be billed on an annual basis, it will consider at that time whether a discussion of backlog would be material to an understanding of the Company’s business.

6.	Please tell us the basis you used to identify the specific customers listed on pages 2 and 65.

The Company supplementally advises the Staff that the specific customers listed on pages 2 and 65 of the Registration Statement were within the group of the Company’s top 10 customers by annual contract value for the year ended December 31, 2010 and who did not prohibit the use of their name in the Registration Statement.

Industry, page 2

7.	Please provide supplemental, qualitative or quantitative support for your statements in the first sentence of the first paragraph of this section and throughout the second paragraph, or revise to state that they are your beliefs. Please make similar revisions to your disclosure on page 66.

The Company supplementally advises the Staff that the Company’s statements in the first sentence of the first paragraph and throughout the second paragraph of the “Industry” section are supported by excerpts from reports cited elsewhere in the Registration Statement and materials the Company is providing supplementally. The Company has indicated in the supplemental materials which statements are relevant to supporting the statements in such paragraph.

CONFIDENTIAL TREATMENT REQUESTED

BY JIVE SOFTWARE, INC.: JIVE-0001

Securities and Exchange Commission

October 5, 2011

8.	Please revise the antepenultimate bullet point on page 3 to briefly identify the OpenSocial Foundation.

The Company has revised the bullet point on page 3.

Summary Consolidated Financial Data, page 6

9.	We note that you have included the non-GAAP measure “Billings” as a line item on your Consolidated Statements of Operations Data, which was derived from your audited consolidated financial statements. Please revise to identify this as a non-GAAP measure and to include a parenthetical cross-reference to the reconciliation on page 8.

The Company has revised Amendment No. 2 to identify “Billings” as a non-GAAP measure and include a parenthetical cross-reference to the reconciliation on page 9.

Non-GAAP Financial Measure: Billings, page 7

10.	We note that you believe that providing investors with the non-GAAP measure Billings will “help investors better understand [y]our sales volumes and cash flow characteristics.” This statement suggests that you use Billings as both a measure of performance and liquidity. If you also consider Billings to be a measure of liquidity, that is, allowing investors to better understand your cash flows, please ensure that you also reconcile this measure to its closest GAAP liquidity amount.

The Company believes that billings are primarily a measure of performance. Accordingly, the Company has revised the statements in the discussion of “Billings” on page 8 and elsewhere in the Registration Statement to remove references to the use of billings to understand the Company’s cash flow characteristics or liquidity.

CONFIDENTIAL TREATMENT REQUESTED

BY JIVE SOFTWARE, INC.: JIVE-0001

Securities and Exchange Commission

October 5, 2011

11.	We note that you consider Billings to be a significant leading indicator of future recognized revenue. Explain why Billings is an indicator of future revenue when the measure includes revenue that has already been recognized. It seems that the end of the year deferred revenue would represent future revenue to be recognized. In this regard, revise your disclosure to better explain why this measure is a leading indicator. In addition, please tell us what consideration you have given to clarifying for investors the period over which the net change in deferred revenue will be recognized. Because you present the measure on a periodic basis, along with revenue for a specific period, tell us how you believe it is helpful to present this amount without indicating the timing during which this future revenue will be recognized.

The Company views Billings as a significant performance measure and a leading indicator of future recognized revenue because a substantial portion of Billings in a given period have not been recognized as revenue in the Company’s Consolidated Statement of Operations. This is particularly meaningful when analyzing Billings for a quarterly period as Billings typically reflect the full amount for an annual subscription where the associated revenue is to be recognized ratably over that future annual period. In general, Billings as a metric helps a reader of the Company’s financial statements more easily identify the amount of business booked in a given period by measuring the change in deferred revenue in relation to revenue recognized in the Company’s Consolidated Statement of Operations, such that all components of the change in deferred revenue are highlighted. Billings is a leading indicator of future revenues, in that Billings highlights whether enough business is being booked to offset the amortization of deferred revenue which was reported as Billings in a prior period. The Company also added disclosure to reflect that Billings is a performance measure in addition to an indicator of future revenue.

The Company believes the stratification of deferred revenue on the Consolidated Balance Sheet as deferred revenue, current and deferred revenue, net of current portion, as well as the additional disclosure on page 36 which states “…we have had some arrangements with customers to purchase subscription licenses for a term greater than 12 months, most typically 36 months, in which case the full amount of the agreement will be recognized as billings if the customer is invoiced for the entire term, rather than for an annual period” and the disclosure on page 54 that “in the first six months of 2011, the total amount of billings relating to contract terms exceeding 12 months represented 10% of billings,” provide sufficient disclosure regarding the period over which the net change in deferred revenue will be recognized.

12.	We note that you do not always refer to Billings as a non-GAAP measure. For example, on pages 39 and 40 you discuss the key metric “Billings,” however, there is no mention of the fact that this amount is a non-GAAP measure. Revise here, and as necessary throughout your document to ensure that the measure is appropriately labeled.

The Company has revised Amendment No. 2 to identify Billings as a non-GAAP measure throughout.

13.	Please revise your discussion of Billings here, and on page 36, to explain the limitations of the metric.

The Company has revised the discussion of Billings on page 8 and on page 41 to explain the limitations of the Billings Metric.

Risk Factors, page 9

14.	We note your disclosure on page F-20 that your May 2011 amendments to your credit facility granted Silicon Valley Bank a continuing security interest in your personal property, excluding intellectual property and other intangible assets. Please tell us how you considered adding related risk factor disclosure. See Item 503(c) of Regulation S-K.

CONFIDENTIAL TREATMENT REQUESTED

BY JIVE SOFTWARE, INC.: JIVE-0001

Securities and Exchange Commission

October 5, 2011

The Company supplementally advises the Staff that, as noted in the “Use of Proceeds” section of the Registration Statement, it currently intends to use a portion of the proceeds from the offering to repay approximately $20.0 million outstanding under its term loan and senior term loan with Silicon Valley Bank. The remaining balance would then be approximately $13.0 million. As a result, the Company did not believe that the risks associated with the continuing security interest granted to Silicon Valley Bank to be material, as the amounts outstanding under the loans would be modest.

“Our planned transition from third-party hosted data centers...,” page 13

15.	Please quantify the cost of your planned transition, if material. Make a similar revision to the related disclosure on page 41. See Item 503(c) of Regulation S-K.

The Company supplementally advises the Staff that the transition from third-party hosted data centers remains in the early stages. The Company is still evaluating its options for such transition and, as a result, any attempt to quantify the costs associated with the transition from third-party hosted data centers would be speculative and potentially misleading.

“Because our platform could be used to collect and store personal information...,” page 14

16.	Please revise to include a more detailed discussion of adopted or proposed laws or regulations that pose a specific risk to your company. See Item 503(c) of Regulation S-K.

The Company has revised this risk factor on page 15.

“Changes in laws and/or regulations related to the Internet or related to privacy...,” page 15

17.	Please revise to include a more detailed discussion of adopted or proposed laws or regulations that pose a specific risk to your company. See Item 503(c) of Regulation S-K.

The Company has revised this risk factor on page 16.

“Our growth depends in part on the success of our strategic relationships...,” page 17

18.	Please expand this risk factor to explain the kinds of strategic relationships you are seeking to grow. See Item 503(c) of Regulation S-K.

The Company has revised this risk factor on page 18.

“Catastrophic events may disrupt our business...,” page 21

19.	This risk factor is generally applicable to any company; please revise to include a more detailed discussion of the specific risks to your company. See Item 503(c) of Regulation S-K.

The Company has revised this risk factor on page 22.

“Changes in financial accounting standards or practices...,” page 22

CONFIDENTIAL TREATMENT REQUESTED

BY JIVE SOFTWARE, INC.: JIVE-0001

Securities and Exchange Commission

October 5, 2011

20.	This risk factor is generally applicable to any company; please revise to discuss the specific risks to your company. See Item 503(c) of Regulation S-K.

The Company has deleted the risk factor because, while it believes that changes in financial accounting standards or practices could have adverse effects on the Company, it does not believe that the Company is subject to material risks that are substantially different from those faced by other enterprise software companies generally.

“Our intercompany arrangements may be challenged by tax authorities...,” page 22

21.	Please revise to include a more detailed discussion of the types of specific intercompany arrangements referenced. See Item 503(c) of Regulation S-K.

The Company supplementally advises the Staff that its foreign subsidiaries operate only under cost plus foreign transfer pricing agreements with the Company. Additionally, the Company has revised this risk factor on page 23.

“The requirements of being a public company may strain our resources...,” page 23

22.	Please revise this risk factor to provide quantitative information regarding the estimated costs of becoming a public company, if known and material.

The Company respectfully submits to the Staff that it does not believe that the estimated incremental dollar costs of becoming a public company are material. In addition, the Company respectfully notes for the Staff’s consideration that these estimated costs are undergoing further adjustments as the Company prepares to be a public company, and that the “costs” described in this risk factor are broader than dollar costs and include the “cost” of management’s time and attention in preparing the Company to meet its obligations as a public company and then comply with those obligations once public.

Industry and Market Data, page 29

23.	Please delete Gartner’s disclaimer in the final sentence of the third paragraph of this section; investors are entitled to rely on the disclosure included in your prospectus.

The Company has deleted Gartner’s disclaimer in the third paragraph of “Industry and Market Data.” The revised disclosure appears on page 31.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 39

24.	Please revise this section to provide a more detailed discussion of the key challenges you are facing. For guidance, refer to Section III.A of SEC Release No. 33-8350.

The Company has added additional disclosure regarding the key challenges it faces, including its expectation to not be profitable on a GAAP basis for the foreseeable future, the difficulty it faces in predicting subscription and upsell rates and the uncertain impact of its investments in product development and its sales and services organizations. The additional disclosure appears on pages 40 and 41.

CONFIDENTIAL TREATMENT REQUESTED

BY JIVE SOFTWARE, INC.: JIVE-0001

Securities and Exchange Commission

October 5, 2011

Factors Affecting our Performance, page 40

25.	Please disclose renewal rates for each of the periods discussed in MD&A. See Item 303(a) of Regulation S-K.

The Company has revised the disclosure on page 43.

26.	You state that you calculate your renewal rates by comparing the actual dollar amounts renewed for any given period to the total renewable contract amounts from that period. Please explain how you define the “actual dollar amounts renewed” and “total renewable contract amounts” for a given period.

The Company supplementally advises the Staff that renewal rates are calculated by taking the actual dollar amount of contracts renewed for a given period and comparing those actual renewals to the dollar amount of contracts expiring in that same period. The renewal rate is derived by using the actual dollar amount renewed as the numerator and the total renewable contract amount as the denominator. For example, if the Company has an annual subscription license that expires on December 15th, the dollar amount expected to be invoiced from renewing that license substantially on the same terms would be included in total renewable contract amounts for that period (the denominator). If that license is ultimately renewed, the actual amount invoiced for that renewal would be included in the actual dollar amount renewed for that period (the numerator) regardless of when the renewal occurred.

27.	The last sentence on page 40 states that including upsell, your average renewal rate was over 125% for all transactions. Please revise to explain how the inclusion of upsells affects the average renewal rate. In addition, clarify whether your use of the phrase “all transactions” includes transactions with annual subscription values under $50,000; if it does, explain why it is important to include such transactions in the statistics presented in this sentence, but exclude them from the rest of your discussion of renewal rates.

The Company has revised the disclosure on page 43.

28.	We note your statement in the last sentence of the third paragraph on page 40 that your total revenues have grown at a faster rate than your customer count because you have realized greater upsell with your existing customers. Given the apparent materiality of upsell to your revenues, please revise to include quantitative disclosure regarding upsell for each of the periods presented. See Item 303(a) of Regulation S-K, and for guidance, refer to Section III.B of SEC Release No. 33-8350.

CONFIDENTIAL TREATMENT REQUESTED

BY JIVE SOFTWARE, INC.: JIVE-0001

Securities and Exchange Commission

October 5, 2011

The Company respectfully submits to the Staff that due to the nascency of the Company’s market, the Company believes that to include quantitative disclosure regarding upsell for the prior periods presented in the Registration Statement would obscure material information with uninformative disclosure. For example, the Company only recently released Jive 5.0 in June 2011, which included advanced social features, proprietary recommendation technology, an application marketplace and enhanced integration with Microsoft Office, and the success of each of these features will be critical to the Company’s ability to upsell existing customers. Although management expects that such disclosure will reflect an important metric in the future, the Company believes that inclusion of such historical disclosure at this time does not promote an understanding of the Company’s overall financial condition and operating performance, known trends or its prospects for the future.

Results of Operations, page 43

29.	Your discussion of the increase in products revenues for the periods presented states that it was primarily the result of an increase in the aggregate number of customers, as well as an increase in your average transaction size. Please revise to provide more detailed disclosure regarding the extent that the increase in customers and increase in average transaction size individually contributed to your increases in revenues. See Item 303(a)(3)(iii) of Regulation S-K. Please also revise to provide a more detailed explanation for your increases in revenues from professional services for the periods presented.

The Company has revised its disclosure on pages 47 and 49.

Quarterly Results of Operations, page 50

30.	You state on page 51 that due to fourth quarter seasonality, the billings recognized in the first quarter of 2011 were sequentially lower than the billings recognized in the fourth quarter of 2010. Please revise to explain why billings recognized in the first quarter of 2011 were also lower than billings recognized in the third quarter of 2010.

The Company has revised its disclosure on page 54.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 58

31.	With regard to your descriptions of the computations of the fair value of your common stock at various dates (pages 61 through 63), please ensure that in each description you include consistent information. For example, in each description, please include an indication of whether the valuation was contemporaneous or retrospective, whether you used both the DCF and the market-based approach in each instance, the ranges that resulted and how you weighted or chose between them. Please also indicate the variables and weights assigned to each in your PWERM analysis. In order to increase clarity within this section, you may wish to consider presenting this data that recurs in every period in tabular format.

The Company has revised the disclosure on pages 64 to 67. Additionally, the Company supplementally advises the Staff that in September 2010 it began using a different valuation firm to assist it in its valuation of its common stock; and while the underlying assumptions, drivers and methodologies for calculating the common stock fair values were similar, the order in which the two firms consolidated the outcome of each method was different, therefore making it difficult to consistently describe the periods prior to September 2010 with more recent periods.

CONFIDENTIAL TREATMENT REQUESTED

BY JIVE SOFTWARE, INC.: JIVE-0001

Securities and Exchange Commission

October 5, 2011

32.	Ensure that each grant date valuation disclosure adequately discusses the reasons for the change between valuation dates. The discussion should be as detailed as necessary to describe the reasons for the change especially when the changes between valuations are significant.

The Company believes that the changes in fair value were largely driven by the increase in revenues and the adjustments to the probability weighted expected return method, or PWERM, weighting that affected the Company’s valuations in February 2011, March 2011, May 2011 and August 2011. The Company has added additional disclosure to clarify this point on page 64.

33.	Please reconcile the sales price of your Series C Preferred Shares to your estimated fair value of your common stock. We note that you sold these preferred shares for $5.18 and the estimated fair value of your common stock was $2.61 in June 2010.

The Company supplementally advises the Staff that because the Company’s stock has not been publicly traded, the Company engaged an unrelated third-party valuation firm to perform a valuation in June 2010. The Company’s board of directors considered this valuation along with other objective and subjective factors to determine the fair value per share of its common stock. The sales of convertible preferred stock were considered in such valuation and the option-pricing model used in the valuation allocated total company equity value among all equity instruments, including the convertible preferred stock and common stock. In addition, differences between the preferred and common stock with respect to liquidation preferences, participation rights, conversion rights, a discount for lack of marketability of 25% and other features were also factored in. For example, holders of Series C preferred stock have a liquidation preference equal to $5.18 per share and, together with other holders of preferred stock, have the most senior claim on the Company’s equity value in the form of approximately $57.7 million in liquidation preferences. After receiving its preference, a holder of Series C preferred stock then participates pro rata with the Company’s common stock and other holders of preferred stock up to a maximum of $15.55 per share. In addition, each purchaser of Series C preferred stock received a warrant to purchase additional shares of Series C preferred stock in connection with its investment.

Business

Case Studies, page 69

34.	Please tell us whether each of the clients included in this section have had an opportunity to review your description of the work you performed for them and have agreed to its use in your filing. In addition, please tell us the identity of the customers in your response letter.

The Company supplementally advises the Staff that the language in the section is substantially similar to language that has been previously approved by each of these customers for case studies that the Company displays on its web site and uses in its public marketing activities. The customers have not formally agreed to have the case studies disclosed in the prospectus, although there is no contractual prohibition from the Company publicizing these case studies. [CONFIDENTIAL*** The customers cited in the Registration Statement are [***] , respectively*** CONFIDENTIAL].

Our Platform

Core Platform Capabilities and Features, page 73

35.	Please revise the third bullet point to explain “social bookmarking.”

The Company has replaced “social bookmarking” with “sharing Web bookmarks” on page 77.

Non-Employee Director Compensation, page 84

CONFIDENTIAL TREATMENT REQUESTED

BY JIVE SOFTWARE, INC.: JIVE-0001

Securities and Exchange Commission

October 5, 2011

36.	Please revise to clarify why certain of your non-employee directors received option awards for the fiscal year ended December 31, 2010. See Item 402(k)(3) of Regulation S-K.

The Company has revised the disclosure on page 89.

37.	Please revise to provide a more detailed explanation of the “other compensation” awarded to Mr. Lochhead in 2010. See Item 402(k)(3) of Regulation S-K.

The Company has revised the disclosure on page 89.

Executive Compensation

Compensation Discussion and Analysis

Elements of Our Executive Compensation Program

On Target Earnings — Base Salary and Variable Incentive Compensation. page 89

38.	In the first paragraph of this section, you state that based on the aggregated market data provided by Radford, and “other factors such as individual performance,” your board of directors approved base salary increases for Messrs. LeBlanc and Brown. Please revise to include a more detailed discussion of the factors supporting the salary increase. See Item 402(b) of Regulation S-K.

The Company has revised the disclosure on page 93.

2010 Bonus Determinations, page 91

39.	Your discussion of 2010 bonus determinations does not include a discussion of each named executive officer’s performance against the individual performance element of the cash bonus program. Please revise. See Item 402(b) of Regulation S-K.

The Company has revised the disclosure on page 95.

40.	You state on page 90 that the 50% individual performance element could be increased or decreased based on individual performance. Please revise to disclose whether the individual performance element was increased or decreased for any named executive officer, and if any changes were made, explain why. See Item 402(b) of Regulation S-K.

The Company has revised the disclosure on page 95.

41.	Although you have included a general discussion of Mr. McCracken’s cash bonus opportunity, and sales commission plan, you have not included a more detailed discussion of how his performance resulted in his $150,000 cash bonus award and $219,189 commission award. Please revise. See Item 402(b) of Regulation S-K.

The Company has revised the disclosure on page 95.

CONFIDENTIAL TREATMENT REQUESTED

BY JIVE SOFTWARE, INC.: JIVE-0001

Securities and Exchange Commission

October 5, 2011

42.	Please revise to provide a more detailed discussion of how your board of directors’ subjective assessment of Mr. Zingale’s performance in the areas of achievement of your operating plan, product development and release of Jive 5.0, and customer and employee engagement lead them to conclude that he had achieved 100% of his performance objectives. See Item 402(b) of Regulation S-K.

The Company has revised the disclosure on page 95.

Equity-Based Awards, page 92

43.	Please provide a more detailed explanation regarding why you granted options to purchase 100,000 shares of common stock to Mr. LeBlanc in 2010. See Item 402(b) of Regulation S-K.

The Company has revised the disclosure on pages 96 and 97.

44.	Please revise to discuss the options awarded to Messrs. Zingale and Roddy in 2010. See Item 402(b) of Regulation S-K.

The Company has revised the disclosure on page 97.

Certain Relationships and Related Transactions

Investors’ Rights Agreement, page 106

45.	Please revise to identify the directors, executive officers, and significant beneficial owners that are party to the investors’ rights agreement. See Item 404(a)(6) of Regulation S-K.

The Company has revised the disclosure on page 111.

Repurchase of Shares, page 106

46.	Please revise to describe how you determined the repurchase price per share and why you repurchased the shares. See Item 404(a)(6) of Regulation S-K.

The Company has revised the disclosure on page 111.

Description of Capital Stock

Registration Rights, page 112

47.	Please revise to briefly describe the history of, and parties to, the Third Amended and Restated Investor Rights Agreement.

The Company has revised the disclosure on page 117.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

CONFIDENTIAL TREATMENT REQUESTED

BY JIVE SOFTWARE, INC.: JIVE-0001

Securities and Exchange Commission

October 5, 2011

(g) Revenue Recognition, page F-19

48.	Please explain to us how you are able to recognize software subscription and services separately when you have indicated that you do not have VSOE. In this regard, explain why you believe that accounting for the time and material contracts separately is appropriate without having VSOE.

The Company respectfully submits that the Company’s revenue transactions are within the scope and accounted for under the provisions of ASC Subtopic 985-605-Software – Revenue Recognition. As stated in Note 2 (g) Revenue Recognition, the Company generates revenues through the sale of product fees which are typically in the form of subscription license fees for a stated term, generally ranging from 12 to 36 months. The Company also provides support and maintenance (PCS) to their customers over the stated term. The fees for support and maintenance are bundled with the license fee over the term of the entire arrangement, and are not sold separately or optional.

In addition, the Company also offers professional services that include basic customization of the application that are superficial in nature and do not involve significant modification or customization to the as-delivered software. Professional services are sold and delivered on either a fixed fee basis or on a time and material basis. In the fixed fee arrangements, the customer is obligated to pay for the services and the fees are fixed at the time of entering into a statement of work. In the time and material arrangements, the customer and the Company agree on the services to be provided, an estimated number of hours to complete those services and an hourly rate and billing schedule. Amounts are typically billed bi-weekly, due net 30 and are not contingent upon completion of the professional services. With time and material arrangements the Company is only allowed to bill for the services as the hours are incurred and customers are not contractually obligated to have the Company perform the work and can cancel the arrangement without penalty.

For income statement classification purposes, the Company allocates revenues to professional services based on the hourly rate billed for time and material arrangements and based on the total fixed fee for fixed fee professional service arrangements. The Company believes that separately presenting product and service revenue is in accordance with Rule 503(b) of Regulation S-X and provides a more meaningful and transparent disclosure to investors. In making this determination, the Company took into account a speech given by Mark Barrysmith during the 2007 AICPA National Conference on Current SEC and PCAOB Developments on December 10, 2007, whereby Mr. Barrysmith discussed the presentation of product and service revenue when companies are unable to separate its multiple element arrangements under the applicable revenue recognition guidance. Mr. Barrysmith discussed that separate presentation of product and service revenue may be appropriate when companies have a reasonable basis for developing a separation methodology and the method of separating is consistently applied, clearly disclosed and is not misleading. Although the Company classifies product and professional services revenues as separate components of revenues on the consolidated statement of operations, when those professional services are sold in conjunction with a subscription license and support, the Company does not recognize revenue on the bundled professional services separately. The Company has determined that it does not have VSOE for PCS or professional services and therefore revenue for professional services are recognized over the longer of the period that the services are to be performed, or over the PCS period.

Since the Company has concluded that it does not have VSOE of fair value for any of their undelivered elements, and the PCS is the last undelivered element, the Company recognizes the entire arrangement ratably over PCS period. Revenue recognition begins with delivery of the software, provided all other revenue recognition criteria in ASC Subtopic 985-605 are met. For time and material based professional services, the Company is only entitled to bill for these services as the hours are incurred and as such the total fee to be billed is not known at the outset of the arrangement. Therefore the Company does not believe that the fees for time and material professional services arrangements are fixed and determinable at the time of entering into the arrangement and those fees do not meet all of the revenue recognition criteria in ASC subtopic 985-605.

These non-fixed professional services are linked deliverables under the AICPA Technical Practice Aid 5100.39 and considered part of the overall arrangement as they are clearly negotiated at the same time as the software. As such, they are part of the same arrangement. The Company has concluded that fees for time and material professional services do not meet all of the revenue recognition criteria in ASC Subtopic 985-605 until the professional service fees become fixed and determinable, which occurs as they are billed. The Company recognizes its license and PCS revenues and fixed fee professional services ratably over the PCS period and will defer and recognize a cumulative catch-up of the non-fixed professional services upon billing to the customer with the remaining professional services revenue recognized ratably over the remaining PCS period.

CONFIDENTIAL TREATMENT REQUESTED

BY JIVE SOFTWARE, INC.: JIVE-0001

Securities and Exchange Commission

October 5, 2011

Note 18. Subsequent Events, page F-37

49.	Revise your footnote disclosure to identify the date through which subsequent events have been evaluated. See ASC 855-10-50.

The Company has revised the disclosure on page F-38.

OffiSync Corporation and Subsidiary

Consolidated Financial Statements, page F-39

50.	Please explain why you did not include unaudited interim financial statements pursuant to Rule 3-05(b) of Regulation S-X.

The Company confirms that it will include unaudited interim financial statements for OffiSync Corporation and its subsidiary for the three months ended March 31, 2011 in a subsequent amendment to the Registration Statement as promptly as practicable.

51.	We note that OffiSync incurred research and development expenses. Tell us why you did not allocate any of the purchase price for acquiring OffiSync to IPR&D under ASC 805.

The Company supplementally advises the Staff that as of the acquisition date, OffiSync had two products, the “Office Connector” and the “Outlook Connector,” both of which had at least achieved Beta stage of development as of the acquisition date. The Beta stage of development begins when the software is feature completed; the focus of Beta testing is reducing the impact to users often incorporating usability testing. The Company respectfully believes that the achievement of the Beta stage meets the definition of technological feasibility under ASC 985-20-25 and therefore meets the classification criteria of developed technology under ASC 805-20-55. The Company further supplementally advises the Staff that as of the acquisition date, OffiSync had no other concepts or product plans of substance which met the definition of an asset under FASB Concept Statement No. 6. Accordingly, the Company respectfully submits that it believes it was not required to allocate any of the purchase price from the OffiSync acquisition to IPR&D under ASC 805.

Recent Sales of Unregistered Securities

Other Common Stock Issuances, page II-2

52.	For the first three bullet points, please revise to disclose whether the purchasers were accredited or sophisticated investors.

The Company has revised the disclosure on page II-2.

Exhibits and Financial Statements, page II-3

53.	We note that you have submitted a confidential treatment request for material omitted from the public filing of Exhibit 10.12. Comments, if any, will be provided under separate cover.

CONFIDENTIAL TREATMENT REQUESTED

BY JIVE SOFTWARE, INC.: JIVE-0001

Securities and Exchange Commission

October 5, 2011

The Company acknowledges the Staff’s comment.

* * * * *

CONFIDENTIAL TREATMENT REQUESTED

BY JIVE SOFTWARE, INC.: JIVE-0001

Securities and Exchange Commission

October 5, 2011

Please direct your questions or comments regarding the Company’s responses or Amendment No. 2 to Robert G. Day or me at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jeffrey D. Saper
Jeffrey D. Saper

Enclosures

cc (w/encl.):

Anthony Zingale

William R. Pierznik, Esq.

Jive Software, Inc.

Robert G. Day, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Gordon K. Davidson, Esq.

Jeffrey R. Vetter, Esq.

James D. Evans, Esq.

Fenwick & West LLP

Carey A. Wendle

KPMG LLP